UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ANNOUNCES CAPITAL RAISING

ARLINGTON, VA – 21 April 2006: Metal Storm Limited (ASX trading code: MST and
NASDAQ ticker symbol: MTSX).

Metal Storm Limited today announced its intention to raise up to $25 million of new capital in stages, opening with a Share Purchase Plan to raise up to
$10 million and to give as many shareholders as possible the opportunity to participate.

The Share Purchase Plan is designed to allow eligible shareholders to subscribe for new shares in Metal Storm at a discount to the market price and free of all brokerage, commission and stamp duty.  Further details of the
Share Purchase Plan are set out below.

Once the results of the Share Purchase Plan are known the Company will act to secure such additional funding as is necessary from other sources available to
it. The timing and format of such additional funding will be determined in accordance with the Company’s objective of seeking to minimize any dilution of existing shareholders wherever possible.

The evaluation and consideration of a balanced capital offering have been in planning for some time and the Board has decided on the staged process as being in the best interests of shareholders.

The capital raised will be used to fund the advancement of the Company’s commercialization strategy and to finance specific product output programs.
Details of the use of funds and specific projects will be supplied with the
Share Purchase Plan offer documents.

Directors believe that the Company’s focus on its 40mm weapons technology, the achievement of key development milestones, and the development of key relationships with defense organizations and commercial partners over the past
18 months has created a solid platform for the achievement of its initial commercial objectives. The recent unveiling of the Redback™ Weapon System in conjunction with Electro Optic Systems Holdings Ltd and the successful firing of high explosive munitions in conjunction with Singapore Technologies
Kinetics are pivotal events which underpin these objectives. (see the footnotes below for further information).

Under the terms of the Share Purchase Plan announced today eligible shareholders may subscribe for up to $5,000 worth of fully paid ordinary shares in the Company at a subscription price set at 80% of the higher of:

(a) the average of the daily volume weighted average sale price of Shares sold on ASX during the last 5 days on which sales of fully paid ordinary shares were recorded immediately prior to the issue date (not including any transactions defined in the ASX Market Rules as “special”, crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, nor any overseas trades or trades pursuant to the exercise of options over shares and any other sales which the directors consider may not be fairly reflective of natural supply and demand); or

(b) the average Closing Price of fully paid ordinary shares (excluding special crossings, overnight sales and exchange traded option exercises) during the last 5 days on which sales of fully paid ordinary shares were recorded immediately prior to the issue date.

Eligible shareholders may make application to acquire parcels of shares in
$1,000 increments from a minimum of $1,000 to a maximum of $5,000.  If subscriptions for more than $10 million are received, the directors may scale back allotments in the manner and to the extent they consider appropriate in their discretion.  The directors may, in their discretion, accept oversubscriptions.

Subscribers will not be required to pay the brokerage or other transaction costs that would normally apply to an on-market purchase of shares. The Share
Purchase Plan will provide an opportunity for those shareholders with less than marketable parcels to increase their holdings to a marketable parcel without transaction costs.

The right to participate in the offer of Metal Storm Limited Shares under the
Share Purchase Plan is available exclusively to those Shareholders who are registered as holders of fully paid ordinary shares in the Company as at 7.00
p.m. (AEST) on 24 April 2006 (the Record Date) and who have a registered address in Australia or New Zealand, unless they hold those shares on behalf of a person who resides outside Australia or New Zealand.  There are also special rules for trustees or nominees who are expressly noted on the register as holding for the benefit of another person.

The maximum number of fully paid ordinary shares which may be issued under the
Share Purchase Plan is approximately 156,618,112. However, the number of shares which will actually be issued is expected to be lower, given the amount sought to be raised and the anticipated issue price.

Shareholder approval will not be required for the issue of those shares.

An Offer Letter, Terms and Conditions of the Share Purchase Plan and an
Application Form will be dispatched to eligible shareholders following the
Record Date.

All enquiries regarding the Share Purchase Plan should be directed to the
Company Secretary, Mr Jim MacDonald on 07 3221 9733 or via the Shareholder
Feedback email facility on the Company’s website: www.metalstorm.com

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
US
Investor queries:  David Smith - Metal Storm - Ph: +1 703 248 8218

Australia
Investor queries:  Ian Gillespie – Metal Storm - Ph: +61 (0) 7 3221 9733

About Metal Storm
Metal Storm is a technology company with offices in Australia and the United
States of America.  The Company specializes in the research, design, development and integration of projectile launching systems utilizing its
“electronically initiated / stacked projectile” technology for use in the defense, homeland security, law enforcement and industrial markets.
Metal Storm has an extensive patent portfolio covering its intellectual property, with 29 patent families and numerous international patents granted, including 18 in Australia and 16 in the United States.
Metal Storm was founded in Brisbane, Australia in 1994, and was listed on
Australian Stock Exchange Limited in 1999 (ASX code: MST) and on the NASDAQ exchange in the United States in 2001 (NASDAQ code: MTSX).

The Company’s “electronically initiated / stacked projectile technology” has many potential applications in defense, homeland security, law enforcement and industrial markets.
The focus of the Company’s engineering and development activities over the past 18 months has been on its 40mm weapons system and each of its key components - specifically the launcher, munitions, ignition systems, fire control processors and re-loading systems.
The 40mm weapons system category has been chosen as the primary focus in the short to medium term because the Company believes it provides the quickest path to the initial commercialization of its technology.  Metal Storm technology is ideally suited to the 40mm category:
* the market for 40mm weapons and munitions is worldwide and covers both military and law enforcement sectors; and
* it is a growing market due to the increased use of 40mm weapons in modern warfighting.

Recent achievements, arising out of this strategic focus, include the successful completion of live firing trials and demonstrations of the 40mm weapons technology in several different configurations, including:
* Live firing trials and demonstrations held at the US Army’s Picatinny
Arsenal range facility of a purpose-built Metal Storm 40 mm weapon system integrated with a Talon unmanned ground vehicle (UGV), special mount and optical targeting systems in March 2005;
* Demonstration by Australian Defense Science and Technology Organization
(DSTO) of the Area Denial Weapon System (ADWS) concept prototype using Metal
Storm 40mm weapon technology in July 2005;
* Demonstration by DSTO of the Advanced Individual Combat Weapon (AICW)
concept prototype using Metal Storm 40mm weapon technology in August 2005;
* The test firing of Metal Storm 40mm grenade launchers from the Dragonfly
Unmanned Aerial Vehicle (UAV) in a tethered position to test the stability of mounts and test remote control systems.  ;
* The successful test firing of high explosive (HE), enhanced blast explosive
(EBX) and high explosive air burst (HEAB) munitions in conjunction with ST
Kinetics in February 2006;
* The successful test firing of the RedbackTM Weapon System and munitions in collaboration with Electro Optic Systems and ST Kinetics in February 2006; and
* The initial test firing and trials of a prototype HE 40mm grenade assembly developed in collaboration with the US Army’s ARDEC in March 2006.

Business development relationships have been formed with:
* Singapore Technologies, Kinetics (ST Kinetics) for munitions development and marketing;
* the US Army Armament Research and Development Engineering Center (ARDEC) for
munitions development; and
* Electro Optic Systems Holdings Ltd (Electro Optic Systems) for turreting, target acquisition and aiming systems.

The company currently has three externally funded contracts for the development of defense systems based on its 40mm weapons technology.  These are with:
* the US Department of Energy;
* the US Navy Office of Naval Research;, and
* the US Army ARDEC.

There are four internally funded product generation programs in progress:
* the RedbackTM Weapons System;
* 3GL Grenade Launcher;
* Low Velocity munitions with ST Kinetics; and,
* Low Velocity and Less Lethal munitions with ARDEC.

In addition, the Company conducts ongoing internally funded operations, which include:
* research and development activities to continue the development and improvement of existing system components, including the trialing of different designs and materials to achieve optimal results;
* the design, development and testing of specialized munitions; and
* advanced engineering activities, including the research and testing of new concepts and designs to develop intellectual property.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 21, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Compnay Secretary